FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                    Form 20-F   __X__        Form 40-F    ____


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                        Yes     _____            No       __X__


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                        Yes     _____            No       __X__


          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                        Yes     _____            No       __X__


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                              ---

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                  Endesa's Comment on the Information Published
                           Today in the Spanish Press


    NEW YORK--(BUSINESS WIRE)--May 28, 2004--In relation with the information published today in the Spanish press, Endesa (NYSE: ELE) needs to inform that:

    -- Endesa has not adopted any initiative nor does have any project underway as stated in the media.

    -- Endesa keeps contact normally with other corporations or entities about matters related to the energy industry. La Caixa, one of Endesa's main shareholders and Aguas de Barcelona, an Endesa's affiliate until recently, are among these entities.

    For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es
    Nevertheless, these contacts have not resulted in any kind of plans or decisions related to the energy industry nor in an alliance, agreement or consolidation between Endesa or any other energy operator.

    CONTACT: Endesa
             David Raya, 212-750-7200




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ENDESA, S.A.

Dated: May 28th, 2004         By: /s/ David Raya
                              --------------------------------------
                                      Name: David Raya
                                      Title: Manager of North America Investor
                                             Relations